Exhibit 99.1

BioNTech Achieves Minimum Condition in CureVac Exchange Offer

•

The minimum condition for the offer has been satisfied, with 184,071,410 shares of CureVac, representing approximately 81.74% of CureVac’s issued and outstanding shares, tendered prior to the expiration of the initial offering period

•	The subsequent offering period has commenced and will expire at 12:01 a.m. Eastern Time on Thursday, December 18, 2025

MAINZ, Germany, December 3, 2025 – BioNTech SE (Nasdaq: BNTX, “BioNTech”) announced today that 184,071,410 shares of CureVac N.V. (Nasdaq: CVAC, “CureVac”), representing approximately 81.74% of CureVac’s issued and outstanding shares, were validly tendered and not properly withdrawn prior to the expiration of the initial offering period at 9:00 a.m. Eastern Time on December 3, 2025. As a result, the minimum condition for the exchange offer (the “Offer”) has been satisfied, and all validly tendered shares have been accepted. All closing conditions related to the completion of the post-offer reorganization have now been satisfied. BioNTech will now proceed to deliver BioNTech American Depositary Shares (“ADSs”) (and/or cash in lieu of fractional BioNTech ADSs) to the holders of CureVac shares who have tendered their shares, to close the transaction, as set out in more detail in the offer documents (as referred to below).

BioNTech also announced that the subsequent offering period has commenced. CureVac shareholders who have not yet tendered their shares may still tender during the subsequent offering period, which will expire at 12:01 a.m. Eastern Time on Thursday, December 18, 2025. No guaranteed delivery procedures apply.

The parties will initiate the post-offer reorganization as promptly as practicable following the expiration of the subsequent offering period. The post-offer reorganization will result in non-tendering holders of CureVac shares receiving BioNTech ADSs (and/or cash in lieu of fractional BioNTech ADSs) pursuant to the post-offer reorganization (rather than the Offer). Non-tendering holders of CureVac shares who receive BioNTech ADSs (and/or cash in lieu of fractional BioNTech ADSs) pursuant to the post-offer reorganization generally will be subject to a 15% Dutch dividend withholding tax.

Promptly after the completion of the post-offer reorganization, shares held by non-tendering CureVac shareholders will cease to be tradable on any national stock exchange and may be subject to additional transfer restrictions.

Please refer to the Exchange Offer Prospectus, the EU Prospectus, or the UK exemption document (each as referred below) for more information and a full description of the summaries above.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements.” Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech and CureVac to complete the Offer and other transactions contemplated by the Purchase Agreement (including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Purchase Agreement), the expected timetable for completing the transactions, the benefits sought to be achieved in the proposed transactions, the potential and capacity of BioNTech following the transaction, and the potential effects of the proposed transactions on BioNTech and CureVac. Many of these risks and uncertainties are beyond the control of BioNTech or CureVac. Investors are cautioned that any such forward-looking statements are based on BioNTech’s or CureVac’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the conditions to the closing of the transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing of the Offer and the subsequent corporate reorganization of CureVac; uncertainties as to how many of CureVac’s shareholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer and the transactions contemplated by the Purchase Agreement may not be satisfied or waived; the possibility of a termination of the Purchase Agreement; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the Purchase Agreement and the impact of the announcement and pendency of the transactions on BioNTech’s and/or CureVac’s business, including their relationships with employees, business partners or governmental entities; the risk that the Offer or the other transactions contemplated by the Purchase Agreement may be more expensive to complete than anticipated; the risk that litigation in connection with the Offer or the other transactions contemplated by the Purchase Agreement may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the Offer, the other transactions contemplated by the Purchase Agreement or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries and regions outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

Neither BioNTech nor CureVac undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in BioNTech’s and CureVac’s respective Annual Report on Form 20-F for the year ended December 31, 2024, in each case as amended by any subsequent filings made with the SEC, available on the SEC’s website at www.sec.gov.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Offer, BioNTech has filed a Registration Statement on Form F-4 and amendments thereto (as so amended, the “Registration Statement”) with the SEC, including an offer to exchange/prospectus (the “Exchange Offer Prospectus”), to register under the Securities Act of 1933, as amended, the issuance of BioNTech ADSs. The Registration Statement has become effective. In addition, BioNTech has filed with the SEC a tender offer statement on Schedule TO (the “Schedule TO”), which includes, as exhibits, the Exchange Offer Prospectus, a form of letter of transmittal, and other customary ancillary documents and CureVac has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Offer has commenced. The solicitation and offer to exchange CureVac Shares is being made only pursuant to the Schedule TO and related Exchange Offer Prospectus or the EU Prospectus or the UK exemption document (each as referred to below). This material is not a substitute for the Exchange Offer Prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac has filed or may file with the SEC and has sent or will send to CureVac’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL, AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, THE EU PROSPECTUS (IF RELEVANT), THE UK EXEMPTION DOCUMENT (IF RELEVANT), AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors can obtain free copies of the Registration Statement, Exchange Offer Prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com. All documents are also available from Georgeson, LLC, the information agent for the Offer, at +1 888 686-7195 (toll free), +1 732 353-1948 (collect) or Curevacoffer@georgeson.com.

EEA

With respect to the public offering of BioNTech ADSs to the shareholders of CureVac in Austria, Germany, France, Italy, the Netherlands and Spain, this document is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). With respect to the public offering of BioNTech ADSs to shareholders of CureVac in Switzerland, this document constitutes advertising in accordance with article 68 Swiss Financial Services Act of 15 June 2018 (the “FinSA”). This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus (the “EU Prospectus”) which is available free of charge, together with the relevant translation(s) of the summary and any supplements thereto, if any, from BioNTech’s website (https://investors.biontech.de/eea-switzerland-disclaimer). The EU Prospectus has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and is, therefore, considered approved in Switzerland by the review body of SIX Exchange Regulation Ltd. pursuant to the FinSA. The approval of the securities prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech.

In relation to each state which is a party to the agreement relating to the European Economic Area (a “Relevant Member State”) the offer to exchange all of the CureVac shares for BioNTech ADSs contemplated by the EU Prospectus is not made in that Relevant Member State, except as set out below. No BioNTech ADSs have been offered or will be offered to the public in a Relevant Member State other than in Austria, Germany, France, Italy, the Netherlands and Spain, in each case based on the EU

Prospectus, except that BioNTech ADSs may be offered to the public in a Relevant Member State at any time under the following exemptions under the Prospectus Regulation: (i) to any qualified investor as defined in Article 2 lit. (e) of the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 lit. (e) the Prospectus Regulation), or (iii) in any other circumstances falling within Article 1 para. 4 of the Prospectus Regulation, provided that no such offer (as set forth in clauses (i) to (ii)) of BioNTech ADSs will result in a requirement for the publication by BioNTech of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In relation to Switzerland, the offer of BioNTech ADSs to the public in Switzerland is based on the EU Prospectus, which is considered to be approved by and has been registered and filed with the review body of SIX Exchange Regulation Ltd., or otherwise under the exemptions specified in the FinSA and the Swiss Financial Services Ordinance of 6 November 2019.

Investors in Austria, Germany, France, Italy, the Netherlands and Spain as well as investors in Switzerland should acquire BioNTech ADSs solely on the basis of the EU Prospectus (including the documents incorporated by reference therein and any supplements thereto, if any) relating to the BioNTech ADSs and should read the EU Prospectus (including any documents incorporated by reference therein and any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

UK

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech has published a UK exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK exemption document which is available free of charge from BioNTech’s website (https://investors.biontech.de/uk-disclaimer).

Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) relating to the BioNTech ADSs and should read the UK exemption document (including the documents incorporated by reference therein and any updates thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

CONTACTS

Investor Relations

Douglas Maffei, PhD

Investors@BioNTech.de

Media Relations

Jasmina Alatovic

Media@BioNTech.de